UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN ORDER OF EXEMPTION FROM SECTION 15(a)
OF THE ACT AND RULE 18f-2 UNDER THE ACT

In the Matter of
PULTENEY STREET CAPITAL MANAGEMENT, LLC
and
PSP FAMILY OF FUNDS

AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN ORDER OF EXEMPTION FROM SECTION 15(a)
OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE
REQUIREMENTS UNDER VARIOUS RULES AND FORMS

June 10, 2015

This document contains 25 pages, including exhibits

Please direct all communications regarding this Application to:	Copy to:

Jeffrey T. Skinner, Esq. Kilpatrick, Townsend & Stockton LLP 1001 W. Fourth Street Winston-Salem, NC 27101 336-607-7512	Sean M. McCooey PSP Family of Funds 1345 Avenue of the Americas, 3rd Floor New York, NY 10105

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

IN THE MATTER OF

PULTENEY STREET CAPITAL MANAGEMENT, LLC
1345 Avenue of the Americas, 3rd Floor
New York, NY 10105

and

PSP FAMILY OF FUNDS
1345 Avenue of the Americas, 3rd Floor
New York, NY 10105

Investment Company Act of 1940
File No. 811-22164

: : : : : : : : :
AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.    INTRODUCTION

PSP Family of Funds (the “Trust”) and Pulteney Street Capital Management, LLC (“Pulteney Street” or the “Adviser”, and collectively with the Trust, the “Applicants”), hereby submit this Amendment No. 1 to and Restatement of Application as amended and restated (the “Application”) to the U.S. Securities and Exchange Commission (the “Commission”) for an order of exemption (the “Order”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants submit this application on behalf of the series (each, a “Fund,” and collectively, the “Funds”) of the Trust. Although the requested relief, if granted, will be available for all Funds, the PSP Multi-Manager Fund (the “Initial Fund”), currently the sole series of the Trust, is presently advised by subadvisers, and the Initial Fund currently intends to rely on the requested Order.1  Applicants request an order from the Commission exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”), including a majority of the trustees who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Trust, the Adviser, or any Subadviser (as defined below) (the “Independent Trustees”), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment subadvisers (each, a “Subadviser”) to manage all or a portion of the assets of the Initial Fund2 pursuant to an investment subadvisory agreement with a Subadviser (each, a “Subadvisory Agreement” and collectively, the “Subadvisory Agreements”) and (b) materially amend Subadvisory Agreements with the Subadvisers subject to condition 14.

[1]	The Initial Fund currently has four approved subadvisers.
[2]
Applicants also request relief with respect to any future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser, including any entity controlling, controlled by or under common control with the Adviser or its successors (included in the term “Adviser”); (b) uses the manager of managers structure (“Managers of Managers Structure”) described in this Application; and (c) complies with the terms and conditions of this Application (together with the Initial Fund, the “Funds” and each, individually, a “Fund”). The only existing registered open-end management investment companies that currently may rely on the requested order are named as Applicants. The Initial Fund is the only Fund that currently intends to rely on the requested order. The term “Board” also includes the board of trustees or directors of a future Trust and future Fund, if different. For purposes of the requested order, “successor” is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization. Each Fund or other entity that may rely on the requested relief in the future will do so only in accordance with the terms and conditions of this Application. If the name of any Fund contains the name of a Subadviser, then the name of the Adviser that serves as the primary adviser to the Fund, or a trademark or trade name that is owned by the Adviser, will precede the name of the Subadviser.

Applicants also request an exemption from certain disclosure requirements under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Applicants are seeking these exemptions to enable the Adviser and the Board to obtain for the Funds the services of one or more Subadvisers believed by the Board and Adviser to be particularly well-suited to manage all or a portion of the assets of the Funds pursuant to each Subadviser’s investment style without the delay and expense of convening a special meeting of shareholders. Under the Manager of Managers Structure, the Adviser will evaluate, allocate assets to and supervise the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of that Board.

The requested exemptions also will permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose. Applicants believe that without this relief, the Funds may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers.

II.    BACKGROUND

A.	The Trust

The Trust is a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company. There is currently one separate series of the Trust with its own investment objective, policies, and restrictions. The Board currently consists of four members, three of whom are Independent Trustees.

B.	The Adviser

The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser serves or will serve as investment adviser to each Fund of the Trust pursuant to an investment management agreement between the Adviser and the Trust, on behalf of the Fund. As the investment adviser for the Initial Fund, the Adviser is responsible for making investment decisions for, and for administering the business and affairs of, the Fund.  The Adviser is entitled, under the terms of the investment management agreement, to receive  management fees from the Initial Fund on a monthly basis at specified annual rates based on the average daily net assets of the Initial Fund. The Adviser is acting as an “investment adviser” for the Initial Fund, within the meaning of Section 2(a)(20) of the 1940 Act and serves as such pursuant to a contract subject to Section 15 of the 1940 Act.

The Adviser was registered as an investment adviser in July, 2013 (prior to July 2013 the Adviser was an registered with the Commission as an Exempt Reporting Adviser). The Adviser is owned by Sean McCooey, Daniel F. McCooey, Mike Loughton, Trevor Welch and Jeffrey D. Clark. As of October 31, 2014, the Adviser managed approximately $29.2 million in assets.

Besides the Funds of the Trust, the Adviser also manages or will manage private pooled investment vehicles.

The Initial Fund has entered, and future Funds will enter, into an investment management agreement with the Adviser (each an “Advisory Agreement”), approved by the Board, including a majority of Independent Trustees (as defined above), and the Fund’s shareholders. Under the terms of each Advisory Agreement, and subject to the authority of the Board, the Adviser is or will be responsible for the overall management of the applicable Fund’s business affairs and selecting the Fund’s investments according to the Fund’s investment objective, policies, and restrictions. In addition, pursuant to each Advisory Agreement, the Adviser may retain one or more Subadvisers, to be compensated by the Adviser for the purpose of managing the investment of the assets of the applicable Fund. For the investment advisory services that it provides to the Initial Fund and will provide for future Funds, the Adviser receives or will receive, as applicable, the fee specified in the Advisory Agreement from the Fund. The terms of each Advisory Agreement comply or will comply with Section 15(a) of the 1940 Act. The Advisory Agreement for the Initial Fund was, and Advisory Agreements for future Funds will be, approved by the Board, including a majority of the Independent Trustees and the shareholders of the Funds in the Trust in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement of the Initial Fund.

C.	The Subadvisers and the Manager of Managers Structure

Pursuant to its authority under the Advisory Agreement with the Initial Fund, the Adviser has entered into subadvisory agreements with various subadvisers to provide investment advisory services to the Initial Fund.3

[3]	The existing subadvisers to the Initial Fund are Ferro Investment Management, LLC, Riverpark Advisors, LLC, S.W. Mitchell Capital, LLP and Tiburon Capital Management, LLC.

Each of these subadvisory agreements has been approved by the Board, including by a majority of the Independent Trustees, and the shareholders of the Initial Fund in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act. Each future Subadvisory Agreement will be approved by the Board, including a majority of the Independent Trustees in accordance with Sections 15(a) and 15(c) of the 1940 Act. In addition, the terms of the existing subadvisory agreements comply, and the terms of each other Subadvisory Agreement will comply, fully with the requirements of Section 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. Each subadviser to the existing Fund is and each Subadviser to a Fund will be an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act, or not subject to such registration.

For Funds that will operate under the Manager of Managers Structure, the Adviser will select Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommend their hiring to the Board. The Adviser will engage in an on-going analysis of the continued advisability of retaining these Subadvisers and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisers, and will make related recommendations to the Board as needed.

Subject to approval by the Board and a majority of each Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Funds - including, in particular, the selection and supervision of the Subadvisers - will be vested in the Adviser, subject to ongoing oversight by the Board. Thus, the Adviser will supervise the management and investment programs and operations of the Funds and evaluate, as applicable, the abilities and performance of other money management firms to identify appropriate Subadvisers for the Funds’ various strategies. After a Subadviser is selected by the Adviser, the Adviser will supervise and monitor the Subadviser’s performance and periodically recommend to the Board the Subadvisers that should be retained or released.

The Adviser, under the Advisory Agreement and subadvisory agreements for the Initial Fund, utilizes subadvisers for the Initial Fund. For Funds that operate under the Manager of Managers Structure, the Adviser may allocate and, when appropriate, reallocate assets of each of the Funds it manages among Subadvisers. Each Subadviser will have discretionary authority to invest each Fund’s assets assigned to it. For Funds that operate under the Manager of Managers Structure, the Adviser may attempt to achieve the investment objective of the Funds by selecting separate Subadvisers to implement distinct strategies for each Fund, based upon the Adviser’s evaluation of the Subadvisers’ expertise and performance in managing the Fund’s assets. The Adviser will monitor the Subadvisers for each Fund, as applicable, for compliance with that Fund’s specific investment objective, policies and strategies. In addition, the Adviser may manage a portion of the assets of a Fund itself pursuant to the Fund’s investment strategy.

Under the Manager of Managers Structure, the Adviser, in an ongoing oversight process, will evaluate Subadvisers on both a quantitative and qualitative basis. The Adviser periodically will gather and analyze certain performance information regarding the Funds. If a Fund under-performs relevant indices or its peer group over time, or if an Adviser has other concerns about a Fund or its Subadvisers (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund’s investment objective. The Adviser will monitor possible replacement Subadvisers for the Funds so that any replacement can be recommended to the Board and, if approved, effected on a timely basis should a Subadviser change be warranted. Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

A Fund will not rely on the requested Order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.4 Each Fund’s prospectus will contain the disclosure required by condition 2 set out in Section IV below at all times following shareholder approval of the Manager of Mangers structure.

For the investment advisory services they provide to the Funds, each Subadviser will receive monthly fees from the Adviser, calculated at an annual rate based on the average daily net assets of the respective Fund. The Adviser compensates each Subadviser out of the fee paid by a Fund to the Adviser under the Advisory Agreement. Each Subadviser will bear its own expenses of providing subadvisory services to the Funds.

D.	The Requested Relief

1.	Shareholder Voting Requirements

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to subadvisory fees, to facilitate the selection and retention of Subadvisers and to enable the making of material changes in Subadvisory Agreements with Subadvisers in connection with operating the Funds. Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when the Adviser selects a new Subadviser, is replacing an existing Subadviser or when material changes in a Subadvisory Agreement are made, but approval by shareholders of the Fund will not be sought or obtained in these instances subject to condition 14.5

Each subadvisory agreement for the Initial Fund does and each Subadvisory Agreement will comply with the following requirements of Section 15(a) of the 1940 Act, except obtaining approval by the shareholders of the affected Fund, including that: (1) it will precisely describe all compensation to be paid by the Adviser to the Subadviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the respective Fund on not more than sixty days’ written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

[4]
Each Fund must obtain shareholder approval to utilize the Manager of Managers Structure before relying on the Order requested in this Application. Once the Applicants have applied for exemptive relief to operate under a Manager of Managers Structure, the prospectuses for those Funds will contain appropriate disclosure that those Funds have applied for exemptive relief to operate under a Manager of Managers Structure.

[5]
The requested relief will not extend to any Subadviser that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of a Fund or the Adviser, other than by reason of serving as Subadviser to a Fund (“Affiliated Subadviser”).

Each Fund must obtain shareholder approval to utilize the Manager of Managers Structure before relying on the Order requested in this Application. Once the Applicants have applied for exemptive relief to operate under a Manager of Managers Structure, the prospectuses for those Funds will contain appropriate disclosure that those Funds have applied for exemptive relief to operate under a Manager of Managers Structure.

Each Fund will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and that describes the advisory services provided to the Fund. The prospectus contains (or will contain) information concerning the management and operation of the respective Fund, including a description of the Subadvisers and the services they provide. In addition, each Fund will hold itself out to investors as employing such Manager of Managers Structure, or that the Manager of Managers Structure may be employed for a Fund, and will prominently disclose in its prospectus that the Adviser monitors each Subadviser for adherence to its specific strategy, supervises and monitors the Subadvisers’ performance and periodically recommends to the Board which Subadvisers should be retained or released.

Each Fund will disclose that it operates pursuant to the terms and conditions of this Application. Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the Adviser, the Subadvisers, and their agreements; and (b) that new Subadvisers can be employed without shareholder approval. In addition, the Funds will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief.

2.	Fee Disclosure

Applicants also seek relief from various disclosure provisions that may require the Funds to disclose the fees paid by the Adviser to the Subadvisers. Applicants request an exemption to permit a Fund to disclose (as both a dollar amount and as a percentage of its net assets): (a) the aggregate fees paid to its Adviser and Affiliated Subadvisers and (b) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers. For any Fund that employs an Affiliated Subadviser, the Fund will provide separate disclosure of any fees paid to such Affiliated Subadviser.

III.    EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.	Shareholder Voting

1.	Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.

Rule 18f-2(c)(1) under the 1940 Act provides in relevant part that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.

Rule 18f-2(c)(2) further provides that:

If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A).

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, the Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement. Therefore, without the exemption applied for herein, each Fund: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust and the Funds to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement. Applicants believe the requested exemptions are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.	Discussion

a.	Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest. The Funds relying on the requested Order will be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of the Funds relying on the requested Order, the Adviser will use one or more Subadvisers, and the Adviser typically will not make the day-to-day investment decisions with respect to each Fund. Instead, the Adviser establishes an investment strategy for the Funds and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for the Funds and allocates all or a portion of the Funds’ assets to various Subadvisers. This is a service that the Adviser believes can add value to the investments of the Funds’ shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the various market sectors in which the Funds will invest.

Each Fund holds itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Subadvisers. The Adviser selects those Subadvisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk. Those Subadvisers will, in turn, select and oversee the portfolio investments pursuant to a particular strategy. Under the Manager of Managers Structure, the selection of a Subadviser, a change in a Subadviser or a material amendment to a Subadvisory Agreement will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.6

[6]	Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

From the perspective of the investor, the role of the Subadvisers with respect to the Funds is substantially equivalent to the role of the individual portfolio managers employed by the Adviser for Fund assets managed by the Adviser. Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with the Funds’ respective investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Funds or the Trust. Applicants believe that shareholders look to a Fund’s Adviser when they have questions or concerns about a Fund’s management or about a Fund’s investment performance. Shareholders expect the Adviser and the Board to select the portfolio managers or Subadvisers for the Funds that are best suited to achieve each Fund’s investment objective. Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation. There is no compelling policy reason why the Funds’ investors should be required to approve the Subadvisers’ relationships with the Funds, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by a Fund or by the Trust on behalf of a Fund, shareholders would be required to approve the Subadvisory Agreement with that Subadviser. If an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the Fund would be required. Applicants acknowledge that, even if the requested Order is issued, for any Fund that pays subadvisory fees directly from Fund assets, any amendment to a Subadvisory Agreement that would increase the total management and advisory fees payable by the Fund would require shareholder approval. In addition, a Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval had been obtained. In all of these cases, the need for shareholder approval would require the Trust or the Fund in question to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund. This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (i.e., the selection, supervision and evaluation of Subadvisers) without incurring unnecessary delay or expense will be appropriate and in the interests of Fund shareholders and will allow the Funds to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Fund will be able to act more quickly and with less expense to replace Subadvisers when the Board and Adviser feel that a change would benefit the Fund. Without the requested relief, a Fund may, for example, be left in the hands of a Subadviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation or where there has been an unexpected Subadviser resignation or change in control-event beyond the control of the Adviser, the Trust and the Fund in question, the Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operations of a Fund.

b.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Funds, including the selection and supervision of Subadvisers, is vested in the Adviser, subject to the oversight of the Trust’s Board. The Advisory Agreement is and any Subadvisory Agreement with an Affiliated Subadviser (if any) will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able Subadvisers.

In evaluating the services that a Subadviser provides to a Fund, the Fund’s Adviser considers certain information, including, but not limited to, the following:

(1)	the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2)	the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3)	reports setting forth the financial condition and stability of the Subadviser; and

(4)
reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Subadviser’s current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.

In addition, the Adviser and Board will consider the Subadviser’s compensation with respect to a Fund. Accordingly, the Adviser and the Board will analyze the fees paid to the Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1)	a description of the method of computing the fees;

(2)	comparisons of the proposed fees to be paid to each Subadviser of each applicable Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)	data with respect to the projected expense ratios of the respective Fund and comparisons with other mutual funds of comparable size and strategy.

If the relief is granted, shareholders of the Funds relying on the requested Order will receive adequate information about the Subadvisers. The prospectus and statement of additional information (“SAI”) of each Fund will include all information required by Form N-lA concerning the qualifications of each Subadviser. If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Fund’s prospectus and SAI will be supplemented pursuant to Rule 497 under the 1933 Act. Furthermore, if a new Subadviser is appointed, the Fund will inform shareholders of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Information Statement;7 and (b) the Fund will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement. Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Subadvisory Agreement.

c.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. Section 15(a) is predicated on the belief that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.8 The exemptive relief sought in this Application would be fully consistent with this public policy.

[7]
A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Fund. A Multi-Manager Information Statement will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (defined below). Multi-Manager Information Statements will be filed electronically with the Commission via the EDGAR system.

[8]	Hearings on S. 3580 before a Subcomm. Of the Senate Comm. On Banking and Currency, 76th Cong. 3d Sess. 253 (1940) (statement of David Schenker).

The Initial Fund’s Advisory Agreement has received, and each other Fund’s Advisory Agreement will receive, shareholder approval. Each Fund will also obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested Order. Once the Applicants have applied for exemptive relief to operate under a Manager of Managers Structure, and if approved, once the exemptive relief is granted, the Funds will disclose in their prospectuses, at all times, the existence, substance, and effect of any Order granted pursuant to this Application. Each Fund’s prospectus will disclose that the Adviser is the primary provider of investment advisory services to the Fund, and that the Adviser may hire or change Subadvisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility (subject to oversight by the Board) to oversee Subadvisers and recommend to the respective Trust’s Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement. Each Fund also will supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement. If a shareholder of a Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.

B.	Fee Disclosure

1.	Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser . . . under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Exchange Act’s proxy rules. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which an advisory contract is to be voted upon to include, among other information, the “rate of compensation of the investment adviser,” the “aggregate amount of the investment adviser’s fees,” and a description of the “terms of the contract to be acted upon,” and if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees. In proxy statements relating to shareholder meetings called for the purpose of voting on the Advisory Agreement or Subadvisory Agreements, these provisions would require disclosure of the fees paid to the Subadvisers and, if a change in fees is proposed, the existing and proposed rate schedule for fees paid to the Subadvisers.

Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(a), (b) and (c) of Regulation S-X require registered investment companies to include in their financial statements information concerning investment advisory fees. These provisions may be deemed to require a Fund’s financial statements to include information concerning fees paid to the Subadvisers. An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a),(b) and (c) of Regulation S-X will be disclosed. These provisions could require a Fund’s financial statements to disclose information concerning fees paid to a Subadviser, the nature of a Subadviser’s affiliations, if any, with the Adviser, and the names of any Subadviser accounting for 5% or more of the aggregate fees paid to the Adviser.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Exchange Act and Sections 6-07(2)(a), (b) and (c) of Regulation S-X to permit each Fund to disclose (as a dollar amount and a percentage of its net assets) (a) the aggregate fees paid to the Adviser and any Affiliated Subadviser; and (b) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the “Aggregate Fee Disclosure”). Any Fund that employs an Affiliated Subadviser will provide separate disclosure of any fees paid to such Affiliated Subadviser.

2.	Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (i) the Adviser will operate the Funds relying on the requested Order using the services of one or more Subadvisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Adviser pays to each Subadviser will not serve any meaningful purpose; (ii) the relief will enhance the ability of the Adviser to negotiate subadvisory fees with Subadvisers; and (iii) Applicants would consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Funds relying on the requested Order operate in a manner different from a traditional investment company. By investing in such a Fund, shareholders hire the Adviser to manage the Fund’s assets by evaluating, monitoring and recommending Subadvisers and allocating assets of the Fund among Subadvisers rather than by hiring its own employees to manager the assets directly. The Adviser, under the supervision of the Board, takes ultimate responsibility for overseeing the Subadvisers and recommending their hiring, termination and replacement. In return for its services, the Adviser will receive an advisory fee from the Fund out of which it will compensate all Subadvisers of that Fund. Disclosure of the fees the Adviser pays to the Subadvisers serves no meaningful purpose since investors pay the Adviser to retain and compensate the Subadvisers. Indeed, disclosure of individual subadvisory fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser. In the case of a single adviser or traditional investment company, a fund discloses the compensation paid to the investment adviser, but shareholders are neither informed nor asked to vote on the salary paid by the investment adviser to its portfolio managers. Similarly, in the case of the Funds, shareholders of a Fund will employ and compensate the Adviser in reliance on its expertise in selecting Subadvisers, performing the ongoing oversight process and negotiating with Subadvisers over subadvisory fees. There are no policy reasons that require shareholders of the Funds to be told the individual Subadviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries.9

The requested relief would benefit shareholders of the Funds because it would improve the Adviser’s ability to negotiate the fees paid to Subadvisers. The fees that are paid by the Adviser to the Subadvisers are negotiated by the Adviser, subject to oversight by the Trust’s Board, with the expectation that the Adviser will negotiate the lowest appropriate fee with its Subadvisers. Many subadvisers charge their customers for advisory services according to a “posted” rate schedule. While subadvisers are willing to negotiate fees that are lower than those posted on the schedule, they are reluctant to do so when the negotiated fees are disclosed to other prospective and existing customers. The requested relief obviates these concerns and encourages subadvisers to negotiate and agree to lower subadvisory fees with the Adviser. The benefits of lower subadvisory fees then may be passed on to shareholders of the Funds. Furthermore, when one subadviser is aware of the fee paid to another subadviser, the first subadviser is unlikely to decrease its fee below that amount. The non-disclosure of Subadvisers’ fees is in the best interests of the Funds and their shareholders, particularly where, as suggested above, disclosure of such fees is likely to result in higher costs to shareholders without a corresponding benefit.

[9]
The relief would be consistent with the Commission’s previously adopted disclosure requirements applicable to fund portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund the SAI will describe the structure and method used to determine the compensation received by its portfolio manager(s), whether employed by the Adviser or a Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Fund the SAI will describe the structure of, and method used to determine, the compensation received by a Subadviser.

C.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission. See, e.g., Ivy Funds, et. al., Investment Company Act Rel. Nos. 31013 (April 10, 2014) (notice) and 31040 (May 6, 2014) (order) (“Ivy”); AdvisorShares Trust and AdvisorShares Investments, LLC, Investment Company Act Release Nos. 30381 (February 12, 2013) (notice) and 30421 (March 11, 2013) (order) (“AdvisorShares”); Curian Series Trust and Curian Capital, LLC, Investment Company Act Release Nos. 29794 (Sept. 19, 2011) (notice) and 29836 (Oct. 17, 2011) (order); Investment Managers Series Trust and Palmer Square Capital Management LLC, Investment Company Act Release Nos. 29787 (Sept. 13 2011) (notice) and 29833 (Oct. 12, 2011) (order); Pax World Funds Series Trust I and Pax World Management LLC, Investment Company Act Release Nos. 29751 (Aug. 10, 2011) (notice) and 29783 (Sept. 7, 2011) (order); Ridgeworth Funds and Ridgeworth Capital Management, Inc., Investment Company Act Release Nos. 29743 (Aug. 3, 2011) (notice) and 29773 (Aug. 31, 2011) (order); Highmark Funds and Highmark Capital Management, Inc., Investment Company Act Release Nos. 29723 (July 12, 2011) (notice) and 29750 (Aug. 8, 2011) (order); Sterling Capital Funds and Sterling Capital Management LLC, Investment Company Act Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); Altegris Advisors LLC and Northern Lights Fund Trust, Investment Company Act Release Nos. 29689 (June 1, 2011) (notice) and 29710 (June 28, 2011) (order); Simple Alternatives, LLC and The RBB Fund, Inc., Investment Company Act Release Nos. 29616 (March 24, 2011) (notice) and 29629 (April 19, 2011) (order) (“Simple Alternatives”); and Highland Capital Management, L.P. and Highland Funds I, Investment Company Act Release Nos. 29445 (Sep. 27, 2010) (notice) and 29488 (Oct. 26, 2010) (order) (“Highland”).

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to applicants listed above including, among others, Ivy, AdvisorShares, Simple Alternatives and Highland.

IV.    CONDITIONS FOR RELIEF

Applicants agree that any Order granting the requested relief will be subject to the following conditions:10

1.	Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.	The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

[10]	Applicants will only comply with conditions 9, 10, and 11 if they rely on the fee disclosure relief that would allow them to provide Aggregate Fee Disclosure.

3.	Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser, pursuant to the Modified Notice and Access Procedures.

4.	The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.	At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.	Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.	Independent legal counsel, as defined in rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

8.	The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

9.	Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.	The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select, and recommend Subadvisers to manage all or a portion of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that Subadvisers comply with each Fund’s investment objective, policies and restrictions.

11.	No trustee or officer of the Trust or a Fund, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

12.	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

13.	Each Fund will disclose the Aggregate Fee Disclosure in its registration statement.

14.	Any new Subadvisory Agreement or any amendment to a Fund’s existing Advisory Agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory rate payable by the Fund will be submitted to the Fund’s shareholders for approval.

V.     CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.    PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

PSP FAMILY OF FUNDS
1345 Avenue of the Americas, 3rd Floor
New York, NY 10105

PULTENEY STREET CAPITAL MANAGEMENT, LLC
1345 Avenue of the Americas, 3rd Floor
New York, NY 10105

Copies of all notices, orders, oral or written communications or questions regarding this Application should be directed to:

Jeffrey T. Skinner, Esq.
Kilpatrick Townsend & Stockton, LLP
1001 W. Fourth Street
Winston-Salem, NC 27101

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the agreement and declaration of trust, articles of incorporation, and bylaws, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application.  The authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A-1 and Exhibit A-2 and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1 and Exhibit B-2

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[Signature page follows]

IN WITNESS WHEREOF, each Applicant has caused this Amendment No. 2 and Restatement of Application to be duly executed as of the date set forth below:

PSP FAMILY OF FUNDS

By:	/s/ Sean M. McCooey
Name:	Sean M. McCooey
Title:	President

PULTENEY STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Sean M. McCooey
Name:	Sean M. McCooey
Title:	Managing Member

EXHIBIT INDEX

Authorizations Required Pursuant to Rule 0-2(c)	Exhibits A-1 through A-2
Verifications of Signatures Required Pursuant to Rule 0-2(d)	Exhibits B-1 through B-2

EXHIBIT A-1

Authorization for PSP Family of Funds
Secretary’s Certificate

I, Daniel McCooey, Secretary of PSP Family of Funds, a Delaware statutory trust (the “Trust”), do hereby certify that:

(1)  I am the Secretary of the Trust;

(2)  that the following is a true and complete copy of the resolutions duly adopted by the Trustees of the Trust on August 22, 2014; and

(3)  that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the officers of the Trust are authorized to prepare, execute and submit, on behalf of the Trust, an exemptive application to the U.S. Securities and Exchange Commission (“SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from (1) Section 15(a) of the 1940 Act and Rule 18f-2 thereunder; and (2) certain  disclosure requirements under various rules and forms, to, among other things, hire and terminate subadvisers and amend subadvisory contracts on behalf of any series of the Trust; and

FURTHER RESOLVED, that the officers of the Trust are authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Trust any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions; and

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from (1) Section 15(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 18f-2 under the 1940 Act, and (2) certain disclosure requirements under various rules and forms, is the genuine signature of Sean M. McCooey, the duly elected and qualified President and trustee of the Trust.

IN WITNESS WHEREOF, I have hereunto set my hand this 10th day of June, 2015.

/s/ Daniel McCooey
Daniel McCooey
Secretary
PSP Family of Funds

EXHIBIT A-2

Authorization for Pulteney Street Capital Management, LLC
Member’s Certificate

I, Daniel McCooey, a Managing Director of Pulteney Street Capital Management, LLC, a Delaware limited liability company (the “Adviser”), do hereby certify that:

(1)  I am a Managing Director of the Adviser;

(2)  that the following is a true and complete copy of the resolutions duly adopted by the Members of the Adviser on September 3, 2014; and

(3)  that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the Members and officers of the Adviser are authorized to prepare, execute and submit, on behalf of the Adviser, an exemptive application to the U.S. Securities and Exchange Commission (“SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from (1) Section 15(a) of the 1940 Act and Rule 18f-2 thereunder; and (2) certain  disclosure requirements under various rules and forms, to, among other things, hire and terminate subadvisers and amend subadvisory contracts on behalf of any series of the PSP Family of Funds; and

FURTHER RESOLVED, that the Members and officers of the Adviser are authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Adviser any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions; and

FURTHER RESOLVED, that the Members hereby ratify and confirm and agree to ratify and confirm all acts done by the said Members and officers in exercising the powers hereby conferred.

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from (1) Section 15(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 18f-2 under the 1940 Act, and (2) certain  disclosure requirements under various rules and forms, is my genuine signature, a duly elected and qualified Member of the Adviser.

IN WITNESS WHEREOF, I have hereunto set my hand this 10th day of June, 2015.

/s/ Daniel McCooey
Daniel McCooey
Managing Director
Pulteney Street Capital Management, LLC

EXHIBIT B-1
Verification for PSP Family of Funds

State of New York:

County of New York:

The undersigned, being duly sworn, states that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, (“1940 Act”), for an exemption from (1) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and (2) certain  disclosure requirements under various rules and forms, for and on behalf of PSP Family of Funds (the “Trust”), that he is the President of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Sean M. McCooey
Name:	Sean M. McCooey
Title:	President

Dated:	June 10, 2015

EXHIBIT B-2

Verification for Pulteney Street Capital Management, LLC

State of New York:

County of New York:

The undersigned, being duly sworn, states that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, (“1940 Act”), for an exemption from (1) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and (2) certain  disclosure requirements under various rules and forms, for and on behalf of Pulteney Street Capital Management, LLC (the “Adviser”), that he is a Managing Member of the Adviser and that all actions of the Adviser necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Sean M. McCooey
Name:	Sean M. McCooey
Title:	Managing Member

Dated:	June 10, 2015